                                                     1940 Act File No. 811-08103

                       Securities and Exchange Commission
                            Washington, D.C. 20549

                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:  Nuveen Unit Trusts, Series 33

B.  Name of Depositor:    John Nuveen & Co. Incorporated

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              John Nuveen & Co. Incorporated
                              Attention:  Alan G. Berkshire
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----
----
: : This post-effective amendment designates a new effective date for a ---- previously filed post-effective amendment.

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F.    Approximate date of proposed public offering:  November 24, 1998.


----
: : Check box if it is proposed that this filing will become effective on ---- (date) at (time) pursuant to Rule 487.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

               Preliminary Prospectus Dated February 1, 1999

                           Subject to Completion
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                       Nuveen Unit Trusts--Series 33


                               Defined Portfolios

Nuveen Unit Trusts, Series 33

Nuveen-S&P 500 Index Portfolio, Series 1

Nuveen-Nasdaq 100 Index Portfolio, Series 1

  Prospectus Part A dated           , 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Overview

Nuveen Unit Trusts, Se-      This Part A Prospectus
ries    includes the sep-    may not be distributed
arate unit investment        unless accompanied by the
trusts listed above (the     Nuveen Index Portfolio
"Portfolios"). Each Port-    Prospec-
folio seeks the potential
for capital appreciation     tus--Part B which is
by investing in the com-     dated           , 1999.
mon stocks included in       Part B of this Prospectus
the index represented by     is attached.
each Portfolio. The Secu-
rities held by the Port-
folios will be periodi-
cally adjusted to gener-
ally reflect the current
selections and weightings
of the applicable index.
The Portfolios seek to
produce investment re-
sults that generally cor-
respond to the price and
yield performance of the
applicable index. The
Portfolios are scheduled
to terminate in approxi-
mately four years.

                             Units of the Trust are
                             not deposits or obliga-
                             tions of, or guaranteed
                             or endorsed by, any bank
                             and are not federally in-
                             sured or otherwise pro-
                             tected by the FDIC or any
                             other Federal agency and
                             involve investment risk,
                             including the possible
                             loss of principal.

                             The Securities and
                             Exchange Commission has
                             not approved or disap-
                             proved these securities
                             or passed upon the ade-
                             quacy of this prospectus.
                             Any representation to the
                             contrary is a criminal
                             offense.


 Contents
 1Overview                   13Dealer Concessions
 2Trust Summary and          13General Information
 4Financial Highlights
                             13Optional Features
  Nuveen-S&P 500 Index       14Secondary Market for Units
  Portfolio, Series 1        14Portfolio Selection
 9
                             14Termination
  Nuveen-Nasdaq 100 Index    14The Sponsor
  Portfolio, Series 1        15Notes to Portfolios

 12
  Risk Factors               16Statements of Condition
 12
  Distributions              17Report of Independent Public Accountants
 12
  Income and Capital
  Distributions
 12

  Investing in the
  Portfolios
 12
  Sales Charges


 For the Table of Contents of Part B, see Part B of the
 Prospectus.
------


The Nasdaq 100*, Nasdaq 100 Index*, and Nasdaq* are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the Corporations) and are licensed for use by John Nuveen & Co. Incorporated. The [Portfolio] has not been passed on by the Corporations as to their legality or suitability. The [Portfolio] is not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE [PORTFOLIO].

"Standard & Poor's", "S&P", "S&P 500" and "500" are trademarks of The McGraw Hill Companies, Inc. and have been licensed for certain purposes by John Nuveen & Co. Incorporated. The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Portfolio.

                                      --
SCT-01-99-P                            1

Nuveen Unit Trusts, Series 33

Trust Summary and Financial Highlights as of          , 1999

Nuveen Index Portfolios

                             Essential Information

General Information

Initial Date of Deposit.................................                  , 1999
Mandatory Termination Date..............................
Record Dates............................................ June 15 and December 15
Distribution Dates...................................... June 30 and December 31

--------------------------------------------------------------------------------

                                                    S&P 500       Nasdaq 100
                                                Index Portfolio Index Portfolio
                                                --------------- ---------------
Trust Information
CUSIP Numbers: dividends in cash...............
dividends reinvest.............................
Initial Number of Units(1).....................
Aggregate Value of Securities..................

-------------------------------------------------------------------------------
Public Offering Price(2)(4)
Aggregate Value of Securities per Unit.........     $10.00          $10.00
Deferred Sales Charge of $0.395 per Unit
 (     % of the net amount invested)(3)........     $0.395          $0.395
Public Offering Price per Unit.................     $10.00          $10.00
Maximum Organizational and Offering Costs per
 Unit(4).......................................     $               $

                              Expense Information

                                                    S&P 500       Nasdaq 100
                                                Index Portfolio Index Portfolio
                                                --------------- ---------------
Sales Charges (Maximum Total $0.395 per Unit)(5)
Sales Charge...................................     $0.395          $0.395

-------------------------------------------------------------------------------
Maximum Organizational and Offering Costs per
 Unit(4).......................................     $               $

--------------------------------------------------------------------------------

Estimated Annual Operating Expenses per Unit

Trustee's Fee................................................. $        $
Sponsor's Supervisory Fee(6).................................. $        $
Bookkeeping and Administrative Fee(6)......................... $        $
Evaluator's Fee(7)............................................ $        $
Miscellaneous Expenses(8)..................................... $        $
                                                               -------- --------
Estimated Annual Expenses..................................... $        $

--------------------------------------------------------------------------------
Estimated Costs Over Time

The following are the estimated cumulative costs on a $1,000 investment in each of the above Portfolios, assuming (as mandated by the Securities and Exchange Commission) a 5% annual return, and reinvestment of all distributions:

                                                 One Year Three Years Five Years
                                                 -------- ----------- ----------
Nuveen Index Portfolios.........................  $         $           $

The examples reflect both the estimated operating expenses and maximum sales charge on an increasing investment (had the net annual return been reinvested in a Portfolio). The examples should not be considered representations of fu-ture expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than those used in the examples.

                                      ---

--------------------------------------------------------------------------------
Notes to Essential Information and Expense Information:

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Portfolio may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Thereupon, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or de-crease accordingly, from the amounts indicated above.

(2) Each Security listed on a national securities exchange or The NASDAQ Stock Market, Inc. is valued at the closing sale price, or if no such price ex-ists or if the Security is not so listed, at the closing ask price thereof. The Public Offering Price as shown reflects the value of the Securities at the opening of business on the Initial Date of Deposit. Additional Securi-ties may be deposited during the day of the Initial Date of Deposit.

(3) For Units purchased prior to          , 1999, the maximum sale charge con-
    sists entirely of a deferred sales charge of $0.395 per Unit. For Units
    purchased after         , the maximum sales charge consists of an initial
    sales charge and a deferred sales charge. The initial sales charge repre-sents an amount equal to the difference between the Maximum Sales Charge for a Portfolio of $0.395 and the maximum remaining deferred sales charge.
    The deferred sales charge of $     per Unit per month, will be payable on
    the last business day of each month, over the period commencing          ,
    1999 through            , 2000. Despite the foregoing, in no event will the
    maximum sales charge for any investor exceed 4.9% of the Public Offering Price of the Units. Deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securi-ties. Any applicable uncollected deferred sales charge amounts remaining when a Unitholder sells or redeems their Units will be deducted from the sales or redemption proceeds. See "Investing in the Portfolios-Sales Charges," below and "Public Offering Price" in Part B of this Prospectus for additional information. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. See "Public Offering Price" in Part B of this Prospectus.

(4) Unitholders will bear all or a portion of the costs incurred in organizing a Portfolio (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Se-curities and Exchange Commission and states, the initial audit of the port-folio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee, and any non-material out-of-pocket expenses but not the ex-penses incurred in the printing of preliminary and final prospectuses, nor the expenses incurred in the preparation and printing of brochures and other advertising materials or any other selling expenses), as is common for mutual funds. The maximum per Unit organizational and offering costs are included in the Public Offering Price per Unit. Actual organizational and offering costs will not exceed the maximum per Unit amount provided herein and will be deducted from the assets of the Portfolio at the end of
    the initial offering period (approximately     months). See "Public Offer-
    ing Price" in Part B of this Prospectus and "Statement of Condition."

(5) The Maximum Sales Charge for a portfolio is $0.395 which represents a sales
    charge of 3.95% (   % of the net amount invested) on the Initial Date of
    Deposit when the Public Offering Price equals $10.00 per Unit. If the Pub-lic Offering Price exceeds $10.00 per Unit, the sales charge will be less than 3.95%; and if the Public Offering Price is less than $10.00 per Unit, the sales charge will be greater than 3.95%. Despite the foregoing, in no event will the maximum sales charge for any investor exceed 4.9% of the Public Offering Price of the Units.

(6) The Sponsor's Supervisory Fee compensates the Sponsor and/or its affiliates for maintaining surveillance over the portfolio and for performing certain administrative services for the Portfolios. In providing such supervisory services, the Sponsor may purchase research from a variety of sources, which may include dealers of the Portfolios. The Bookkeeping and Adminis-trative Fee reimburses the Sponsor and/or its affiliates for its costs of providing certain bookkeeping and administrative services for a Portfolio. Such services include but are not limited to, the preparation of comprehen-sive tax statements and providing account information to Unitholders.

(7) The Evaluator's Fee compensates the Trustee, The Chase Manhattan Bank (the "Evaluator") for providing evaluation services for the Portfolios. See "Trust Operating Expenses" in Part B of this Prospectus.

(8) The Miscellaneous Expenses and Licensing Fees include the estimated per Unit costs associated with an annual fee paid by a Portfolio for the li-cense to use certain service marks, trademarks and trade names.

                                      ---

Nuveen--S&P 500 Index
Portfolio, Series 1

The Nuveen--S&P 500 Index Portfolio consists of the Securities included in the S&P 500 Index. The Securities held by the Portfolio will be periodically ad-justed to reflect the current selections and weighting of the S&P 500 Index.

Investment Objective. The objective of the Trust is capital appreciation. The Portfolio seeks to produce investment results that generally correspond to the price and yield performance of the S&P 500 Index. Of course, there is no as-surance that the Trust will achieve its objective.

The S&P 500 Index. The S&P 500 Index is composed of the common stocks of 500 U.S. companies, most of which are listed on the New York Stock Exchange. The
S&P 500 Index represents approximately   % of the aggregate market value of
common stocks traded on the New York Stock Exchange. This well-known index, originally consisting of 233 stocks in 1923, was expanded to 500 stocks in 1957 and was restructured in 1976 to a composite consisting of industrial, utility, financial and transportation market sectors. It contains a variety of companies with diverse capitalization, and it is market-value weighted to rep-
resent the overall market. The index represents over     % of U.S. stock mar-
ket capitalization. The index is often used as a benchmark of general market activity and is currently one of the U.S. Commerce Department's leading eco-nomic indicators.

As of           ,     , the S&P 500 Index was comprised of the following in-
dustry sectors: Industrials (     %), Utilities (    %), Financials (    %)
and Transportation (    %). In addition, as of that date, the companies in the
S&P 500 index were listed on the following stock exchanges in the amounts in-
dicated: New York Stock Exchange-    companies (    %), Nasdaq Stock Market-
    companies (    %) and American Stock Exchange-    companies (    %).
At present, the mean market capitalization of the companies in the S&P 500 In-
dex is approximately $     billion and the total market value of the index is
$      trillion. See "The S&P 500 Index" in Part B of this Prospectus for ad-
ditional information regarding the index.

How the Portfolio Selects Investments. On the Initial Date of Deposit, the
Sponsor will deposit at least         shares of each of the stocks included in
the S&P 500 Index. Thereafter, following an initial adjustment period that will not exceed 30 days, the Sponsor intends to maintain the Portfolio's hold-ings in a manner that will allow the Portfolio to duplicate, to the extent practicable, the stocks that comprise the index and their weightings. Follow-ing the initial adjustment period, the Portfolio is expected to be invested in no less than 95% of the stocks comprising the index. Although it may be im-practicable for the Portfolio to own certain of such stocks at any time, the Sponsor expects to maintain a correlation between the performance of the Port-folio and that of the index of between .97 and .99. Adjustments to the Portfo-lio's holdings will be made on an ongoing basis as the Portfolio invests in new Securities in connection with the creation of additional Units, as compa-nies are dropped from or added to the index or as Securities are sold to meet redemptions. Adjustments may also be made from time to time to maintain an ap-propriate correlation between the Portfolio and the index.

Investor Suitability. The Trust is a suitable investment for investors:

 . seeking a unit trust consisting of the common stocks included in the S&P 500
  Index.

The Trust is not a suitable investment if:

 . you are unwilling to assume the risks inherent in investing in a portfolio that employs an indexing strategy that attempts to track the performance of the S&P 500 Index.

                                      ---

--------------------------------------------------------------------------------

                         Nuveen Unit Trusts, Series 33
                   Nuveen--S&P 500 Index Portfolio, Series 1
    Schedule of Investments at the Initial Date of Deposit,           , 1999

                                                   Percentage of
                                                     Aggregate    Market      Cost of    Current
Number of                                   Ticker   Offering    Value per Securities to Dividend
 shares      Name of Issuer of Securities   Symbol     Price       Share       Trust      Yield
-------------------------------------------------------------------------------------------------
                                                            %
                                                            %    $           $                 %
  -----                                               ------                 --------
                                                      100.00%                $
  =====                                               ======                 ========

---------
See "Notes to Portfolios."

                                      ---

Nuveen-- Nasdaq 100 Index Portfolio, Series 1

The Nuveen--Nasdaq 100 Index Portfolio consists of the Securities included in the Nasdaq 100 Index. The Securities held by the Portfolio will be periodi-cally adjusted to reflect the current selections and weightings of the Nasdaq 100 Index.

Investment Objective. The objective of the Portfolio is capital appreciation. The Portfolio seeks to produce investment results that generally correspond to the price and yield performance of the Nasdaq 100 Index. Of course, there is no assurance that the Trust will achieve its objective.

The Nasdaq 100 Index. The Nasdaq 100 Index is composed of 100 of the largest non-financial domestic and international issues listed on the Nasdaq Stock Market ("Nasdaq"). The Nasdaq lists nearly 5,400 companies and trades more shares per day than any other major U.S. market. The Nasdaq is the fastest growing market in the U.S. and was one of the first fully electronic stock markets in the world.

Companies are selected for the index based upon criteria that assesses trading volume, company visibility, continuity of the components in the index, and in-dustries represented on the Nasdaq. All securities in the index are among the top 150 eligible securities based on closing prices as of October 30, 1998 and the available total shares outstanding as of December 1, 1998. Nasdaq 100 is-sues ranked 101 through 150 in market value will be replaced by larger eligi-ble securities unless the security was in the top 100 eligible securities dur-ing the previous year's ranking.

Eligibility criteria for the index includes a minimum average daily trading volume of 100,000 shares. Generally, companies also must have seasoned on Nasdaq or another major exchange, which means they have been listed for a min-imum of two years. If the security is a foreign security, the company must have a world wide market value of at least $10 billion, a U.S. market value of at least $4 billion, and average trading volume of at least 200,000 shares per day. In addition, foreign securities must be eligible for listed-options trad-ing.

The Nasdaq 100 Index is calculated using a modified capitalization weighted
methodology. As of        , 1998, the Nasdaq 100 Index was comprised of the
following industry sectors: Technology Services (    %), Computer Technology
(    %), Telecommunications (    %), Electronic Technology (    %), Industrial
Services and Transportation (    %), Health Technology (    %) and Retail
(    %). See "The Nasdaq 100 Index" in Part B of this Prospectus for addi-
tional information regarding the index.

How the Portfolio Selects Investments. On the Initial Date of Deposit, the
Sponsor will deposit at least     shares of each of the stocks included in the
Nasdaq 100 Index. Thereafter, following an initial adjustment period, the Sponsor intends to maintain the Portfolio's holdings in a manner that will al-low the Portfolio to duplicate, to the extent practicable, the stocks that comprise the index and their weightings. Following the initial adjustment pe-riod, the Portfolio is expected to be invested in no less than 95% of the stocks comprising the index. Although it may be impracticable for the Portfo-lio to own certain of such stocks at any time, the Sponsor expects to maintain a correlation between the performance of the Portfolio and that of the index of between .97 and .99. Adjustments to the Portfolio's holdings will be made on an ongoing basis as the Portfolio invests in new Securities in connection with the creation of additional Units, as companies are dropped from or added to the index or its Securities are sold to meet redemptions. Adjustments may also be made from time to time to maintain an appropriate correlation between the Portfolio and the index.

Investor Suitability. The Trust is a suitable investment for investors:

 . seeking a unit trust consisting of the common stocks included in the Nasdaq
  100 Index.

The Trust is not a suitable investment if:

 . you are unwilling to assume the risks inherent in investing in a portfolio that employs an indexing strategy that attempts to track the performance of the Nasdaq 100 Index.

Concentration Risk. The Trust is considered to be concentrated in the Securi-ties of technology companies. Such concentration may subject Unitholders to greater market risk than other investment vehicles that have more diversified portfolios.

In particular, companies involved in the technology industry must contend with rapidly changing technology, worldwide competition, rapid

                                      ---
obsolescence of products and services, cyclical market patterns, evolving in-dustry standards and frequent new product introductions. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have an adverse ef-fect on an issuer's operating results. In addition, operating results and cus-tomer relationships could be adversely affected by an increase in price for, or an interruption or reduction in supply of, any key components and the fail-ure of the issuer to comply with rigorous industry standards. See "Risk Fac-tors" for an additional discussion of potential risks.

                                      ---

--------------------------------------------------------------------------------

                         Nuveen Unit Trusts, Series 33
                  Nuveen--Nasdaq 100 Index Portfolio, Series 1
    Schedule of Investments at the Initial Date of Deposit,           , 1999

                                                      Percentage of Market
                                                        Aggregate   Value     Cost of    Current
Number of                                      Ticker   Offering     per   Securities to Dividend
 shares       Name of Issuer of Securities     Symbol     Price     Share      Trust      Yield
-------------------------------------------------------------------------------------------------


  -----                                                  -------             --------
                                                         100.00%             $
  =====                                                  =======             ========

---------
See "Notes to Portfolios."

                                      ---

Risk Factors

Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in a Portfolio. Because of these and other risks, a Portfolio should only represent a portion of your overall portfolio and you should con-sider an investment in a Portfolio to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that a Portfolio will achieve its investment ob-jective.

Market risk: the risk that the market value of a stock or a Portfolio may change rapidly and unpredictably, causing the stock or a Portfolio to be worth less than its original price. Volatility in the market price of the Securities in a Portfolio changes the value of the Units of a Portfolio. Market value may be affected by a variety of factors, including, among others, general stock market movements, changes in the financial condition of or perceptions about the issuers, changes in the industries represented in a Portfolio, changes in interest rates or inflation, governmental policies and regulation or the im-pact of purchases and sales of securities for a Portfolio. The equity markets tend to have periods of generally rising prices and periods of generally fall-ing prices and have recently experienced significant volatility. Because the Portfolios are not actively managed, Securities in each Portfolio will gener-ally not be sold in response to market fluctuations, other than in response to changes in the respective index, although Securities may be sold in certain limited circumstances. Accordingly, an investor in a Portfolio may be exposed to more market risk than an investor in certain actively managed investment vehicles. In addition, the concentration of a Portfolio in particular industry sectors may subject Unitholders to greater market risk than other investment vehicles that have more diversified portfolios.

Inflation risk: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As in-flation increases, the value of a Portfolio's assets can decline as can the value of a Portfolio's distributions.

Note that the Nasdaq 100 Index Portfolio may be considered to be concentrated in the Securities of the technology industry and accordingly would be exposed to additional risks. (see "Concentration Risk" for the Nasdaq 100 Index Port-folio above.) See also "Composition of Trusts" in Part B and "Risk Factors" in the Information Supplement to this Prospectus for an additional discussion concerning the Securities and potential risks.

Distributions

Income and Capital Distributions

Cash dividends received by a Portfolio will be paid each June 30 and December 31 ("Income Distribution Dates"), beginning June 30, 1999, to Unitholders of record each June 15 and December 15 ("Income Record Dates"), respectively. Distributions of funds in the Capital Account, if any, will be made annually and as part of the final liquidation distribution, if applicable, and in cer-tain circumstances, earlier. Any distribution of income and/or capital will be net of expenses of a Portfolio. Additionally, upon termination of a Portfolio, the Trustee will distribute, upon surrender of Units, to each remaining Unitholder his pro rata share of a Portfolio's assets, less expenses, in the manner set forth under "Distributions To Unitholders" in Part B of this Pro-spectus.

Investing in the Portfolios

Sales Charges

For Units purchased prior to        , 1999, the maximum sales charge consists
entirely of a deferred sales charge of $0.395 per Unit. For Units purchased
after        , the maximum sales charge of $0.395 consists of an initial sales charge equal to the difference between the maximum sales charge of $0.395 and the maximum remaining deferred sales charge, and any remaining deferred sales charge. Unitholders will be assessed the deferred sales charge, in install-
ments of $     per Unit payable on the last business day of each month, over
the period commencing           , 1999 through                 . Despite the
foregoing, in no event will be the maximum sales charge for any investor ex-ceed 4.9% of the Public Offering Price of the Units.

Unitholders that purchase more than 5,000 Units are entitled to reduced sales charges. In addi-

                                      ---
tion, certain classes of investors are entitled to purchase Units at reduced sales charges. See "Public Offering Price" in Part B of this Prospectus. Sales charges for larger single transactions (including deferred sales charges) are as follows:

-------------------------------------------------------------------------------

Sales Charges

                                                           Percent of Percent***
                                                  Sales      Public     of Net
                                                 Charge+    Offering    Amount
Number of Units*                                (Per Unit)  Price**    Invested
----------------                                ---------- ---------- ----------
Less than 5,000................................   $0.395     3.95%          %
5,000 to 9,999.................................   $0.375     3.75%          %
10,000 to 24,999...............................   $0.345     3.45%          %
25,000 to 49,999...............................   $0.295     2.95%          %
50,000 to 99,999 ..............................   $0.245     2.45%          %
100,000 or more................................   $0.150     1.50%          %
Rollover (per Unit)............................      --        --           %
Wrap Accounts..................................      --        --           %

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser.

**Based upon a $10.00 Public Offering Price. These percentages will fluctuate based upon the Public Offering Price of the Units at the time of purchase and the date of purchase. In no event will the maximum sales charge exceed 4.9% of
the Public Offering Price of the Units (equivalent to   % of the net amount
invested).

***Percent of Net Amount Invested is based on the price as of the Initial Date of Deposit. To the extent Units are priced differently, the Percent of Net Amount Invested will be affected.

+All Units of the Portfolios will be subject to the applicable deferred sales charge per Unit regardless of sales charge discounts. Investors who, as a re-sult of sales charge discounts, are eligible to purchase Units subject to a maximum total sales charge less than the applicable maximum deferred sales charge will be credited the difference between these amounts at the time of purchase. The Public Offering Price per Unit is rounded to the nearest cent and accordingly the actual sales charge paid by an investor may be slightly greater or less than the amounts reflected.

For secondary market sales, the Public Offering Price is based on the aggre-gate underlying value of the Securities in a Portfolio (generally determined by the closing sale prices of listed Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Portfolio, plus a one-time initial
sales charge of    % of the Public Offering Price (equivalent to      % of the
net amount invested), divided by the number of outstanding Units of a Portfo-lio.

Dealer Concessions

The Sponsor plans to allow a concession of $0.30 for non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given
transaction. However, in no event will the concession exceed   % of the Public
Offering Price. In addition, the Sponsor plans to allow dealer firms, in con-nection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold to Rollover Unitholders or Wrap Accounts, the following concessions:

-------------------------------------------------------------------------------

                                                                    $ Concession
Number of Units*                                                      per Unit
----------------                                                    ------------
Less than 5,000....................................................    $ 0.30
5,000 to 9,999.....................................................    $ 0.28
10,000 to 24,999...................................................    $ 0.25
25,000 to 49,999...................................................    $ 0.20
50,000 to 99,999...................................................    $ 0.15
100,000 or more....................................................    $0.075
Rollover (per Unit)................................................       --
Wrap Accounts......................................................      0.00

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser and may result in a reduction in the discount per Unit.

For secondary market sales the Sponsor plans to allow a concession of     % of
the Public Offering Price to dealer firms.

General Information

Optional Features

Redemptions

Units may be redeemed on any business day at their current market value. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the remaining deferred sales charge at the time of redemption. During the initial offering period, the Re-demption Price per Unit includes estimated organizational and offering costs per Unit. After the initial offering period, the Redemption Price will not in-clude such estimated organizational and offering costs. See "Redemption" in Part B of this Prospectus.

Letter of Intent (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of this Prospectus.

Reinvestment

Distributions from a Portfolio can be invested with no sales charge into Nuveen mutual or

                                      ---
money market funds. Also, income and certain capital distributions from the Portfolios can be reinvested at a reduced sales charge into additional Units of the Portfolios. See "Distributions to Unitholders" and "Accumulation Plan" in Part B of this Prospectus. In addition, Portfolio purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more informa-tion about Nuveen investment products, obtain a prospectus from your financial adviser.

Secondary Market for Units

Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate value of the Securities, plus or minus cash, if any, in the Capital and Income Accounts of a Portfolio. During the initial offering period, the price at which the Sponsor expects to repurchase Units (the "Sponsor's Repurchase Price") in-cludes estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price will not include such esti-mated organizational and offering costs. If a secondary market is not main-tained, a Unitholder may still redeem his Units through the Trustee. See "Re-demption" in Part B of this Prospectus. Any applicable deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.

Termination

Commencing on the Mandatory Termination Date, the Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unitholders which will specify when certificates may be surrendered. Unitholders not electing a distribution of shares will receive a cash distribution within a reasonable time after a Trust's termination. See "Distributions to Unitholders" and "Other Information--Termination of Inden-ture" in Part B of this Prospectus.

The Sponsor

Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of mature investors. Nuveen, a leader in tax-ef-ficient investing, believes that a carefully selected portfolio can play an important role in building and sustaining the wealth of a lifetime. More than
1.3 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The prospectus describes in detail the investment objectives, policies and risks of a Portfolio. We invite you to discuss the contents with your financial adviser, or you may call us at 800-257-8787 for additional information.

                                      ---

-------------------------------------------------------------------------------

Notes to Portfolios

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase the Securi-
    ties were entered into by the Sponsor on           , 1999.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been de-termined by the Trustee. For each Trust, the aggregate underlying value of the Securities on the Initial Date of Deposit, the Cost of the Securities to the Sponsor, and the Sponsor's gain or (loss) relating to the Securi-ties sold to each Trust are as follows:

                                  Value of  Cost to    Gain
                                 Securities Sponsor   (loss)
                                 ---------- -------- --------
     S&P 500 Index Portfolio      $         $        $
     Nasdaq 100 Index Portfolio   $         $        $

(3) Current Dividend Yield for each Security was calculated by annualizing the most recent ordinary dividend paid on that Security and dividing the re-sult by that Security's closing sale price on the business day prior to the Initial Date of Deposit.

                                      ---

-------------------------------------------------------------------------------

                         Nuveen Unit Trusts, Series 33
   Statements of Condition at the Initial Date of Deposit,           , 1999

                                                          S&P 500   Nasdaq 100
                                                           Index       Index
                                                         Portfolio   Portfolio
                                                        ----------- -----------
Trust Property
Investment in Equity Securities represented by pur-
 chase contracts(1)(2)................................  $           $
                                                        =========== ===========
Liabilities and Interest of Unitholders
Liabilities:
  Deferred sales charge(3)............................  $           $
  Estimated organizational and offering costs(4)......  $           $
                                                        ----------- -----------
     Total............................................  $           $
                                                        =========== ===========
Interest of Unitholders:
  Units of fractional undivided interest outstanding..
  Cost to investors(5)................................  $           $
   Less: Gross underwriting commission(6).............  $           $
   Less: Estimated organizational and offering
    costs(4)..........................................  $           $
                                                        ----------- -----------
  Net amount applicable to investors..................  $           $
                                                        ----------- -----------
     Total............................................  $           $
                                                        =========== ===========

---------

(1) Aggregate cost of Securities listed under "SCHEDULE OF INVESTMENTS" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the Securities pursuant to contracts for the purchase of such Se-curities.

(3) Represents the amount of mandatory distributions from a Trust ($0.35 per
    Unit), payable to the Sponsor in five equal monthly installments of $0.07
    per Unit beginning on          ,     , and on the last business day of
    each month thereafter through           ,     .

(4) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establish-ing a Trust. These costs have been estimated at, and will not exceed,
    $      and $       per Unit for the S&P 500 Index Portfolio and Nasdaq 100
    Index Portfolio, respectively. A distribution will be made at the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. Securities may be sold to meet this obliga-tion.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.50% of the Public Offering Price includes both an up-front and a deferred sales charge and has been calcu-lated on the assumption that the Units sold are not subject to a reduction of sales charges. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


                                      ---

Report of Independent Public Accountants

To the Board of Directors of John Nuveen & Co. Incorporated and Unitholders of Nuveen Unit Trusts, Series 33:

We have audited the accompanying statements of condition and the schedules of investments at date of deposit (included in Part A of this Prospectus) of
Nuveen Unit Trusts, Series 33 as of           , 1999. These financial state-
ments are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. Our proce-dures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statement of con-dition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of condition and the schedules of investments at date of deposit referred to above present fairly, in all material respects,
the financial position of Nuveen Unit Trusts, Series 33, as of           ,
1999, in conformity with generally accepted accounting principles.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois

          , 1999.

                                      ---

                 (This page has been left blank intentionally.)





                                      ---

Defined Portfolios

Nuveen Index Portfolio Prospectus
      Prospectus Part B dated           , 1999

  The Prospectus for a Nuveen Unit Trust is divided into two parts. Part A of the Prospectus relates exclusively to a particular Trust and provides specific information regarding the Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the Prospectus provides more general information regarding the Nuveen Unit Trusts. You should read both Parts of the Prospectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

  Additional information about the Trusts is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "Trustee") at (800) 257-8787.

Nuveen Defined Portfolios

Each Nuveen Unit Trust consists of a portfolio of Securities of companies described in the applicable Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus for a list of the Securities included in a Trust).

Minimum Investment--$1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for Education IRA purchases), whichever is less.

Redeemable Units. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the aggregate underlying value of the Securities (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the initial offering period, the Redemption Price per Unit includes estimated organizational and offering costs per Unit. After the initial offering period, the Redemption Price will not include such estimated organizational and offering costs. See "Trust Summary and Financial Highlights" in Part A of the Prospectus for the organizational and offering costs and see "REDEMPTION" herein for a more detailed discussion of redeeming your Units.

Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on those dates set forth under "Distributions" in Part A of the Prospectus. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain circumstances, earlier. See "DISTRIBUTIONS TO UNITHOLDERS."

Public Offering Price. Public Offering Price of a Trust during the Initial Offering Period is based upon the aggregate underlying value of the Securities in the Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus, if applicable, and is rounded to the nearest cent. The Public Offering Price during the initial offering period also includes organizational and offering costs incurred in establishing a Trust. These costs will be deducted from the assets of the Trust as of the close of the initial offering period. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. For Units purchased in the secondary market, the Public Offering Price is based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of the listed Securities and the bid prices of over-the-counter traded Securities) plus the sales charges as set forth in Part A of the Prospectus. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE.")

  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
NUVEEN UNIT TRUSTS.........................................................   3
COMPOSITION OF TRUSTS......................................................   4
PUBLIC OFFERING PRICE......................................................  12
MARKET FOR UNITS...........................................................  14
EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT....................  15
TAX STATUS.................................................................  15
RETIREMENT PLANS...........................................................  17
TRUST OPERATING EXPENSES...................................................  17
DISTRIBUTIONS TO UNITHOLDERS...............................................  19
ACCUMULATION PLAN..........................................................  20
REPORTS TO UNITHOLDERS.....................................................  20
UNIT VALUE AND EVALUATION..................................................  21
DISTRIBUTIONS OF UNITS TO THE PUBLIC.......................................  21
OWNERSHIP AND TRANSFER OF UNITS............................................  23
REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES......................  23
REDEMPTION.................................................................  23
PURCHASE OF UNITS BY THE SPONSOR...........................................  15
REMOVAL OF SECURITIES FROM THE TRUSTS......................................  15
INFORMATION ABOUT THE TRUSTEE..............................................  26
LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE..........................  26
SUCCESSOR TRUSTEES AND SPONSORS............................................  26
INFORMATION ABOUT THE SPONSOR..............................................  26
INFORMATION ABOUT THE EVALUATOR............................................  27
OTHER INFORMATION..........................................................  28
LEGAL OPINION..............................................................  28
AUDITORS...................................................................  28
SUPPLEMENTAL INFORMATION...................................................  29

Nuveen Unit Trusts

  The Nuveen-Nasdaq-100 Index Portfolio, Series 1 and Nuveen-S&P 500 Index Portfolio, Series 1 (the "Trusts") are each separate unit investment trusts
included in Nuveen Unit Trusts, Series   (the "Series"), an investment company
registered under the Investment Company Act of 1940. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth below and in Part A of this Prospectus. This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank (the "Trustee").

  The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of common stocks of the companies described in the applicable Part A of the Prospectus, together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount required for their purchase (or the securities themselves) (the "Securities"). See "Schedule of Investments" in Part A of the Prospectus, for a description of the Securities deposited in the applicable Trust. See also, "Trust Strategies" and "Risk Factors" in Part A of the Prospectus.

  The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the Securities deposited in such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Indenture.

  Each Trust initially consists of securities and delivery statements (i.e., contracts) to purchase common stocks issued by companies selected in accordance with the selection and weightings of stocks established by the related stock index. The initial deposit of Securities (including contracts)
into each Trust will consist of at least     shares of each of the stocks
which comprise the related stock index. Thereafter, the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the related stock index. During the initial deposit period of each Trust, the Sponsor will continue to deposit Securities (contracts for the purchase thereof), or cash with instructions to purchase such Securities, until at the end of such period such Trust contains substantially all of the stocks in the related stock index, in substantially the same weightings as in such index (the "Initial Adjustment Period"). The Sponsor estimates that the Initial Adjustment Period will last no longer than 30 days following the Initial Date of Deposit and could last as little as one day. For the criteria used by the Sponsor in selecting the Securities, see "The Portfolios".

  The Trusts employ an indexing strategy and attempts to track the performance of a specific market index. There can be no assurance that a Trust's objective will be met because it may be impracticable for the Trust to duplicate or maintain precisely the relative weightings of the common stocks which comprise the related stock index or to purchase all of such stocks. Additionally, an investment in Units of the Trusts includes payment of sales charges, fees and expenses which are not considered in the total return of the related stock index.

  Additional Units of each Trust may be issued at any time by depositing in such Trust additional Securities, contracts to purchase additional Securities together with cash or irrevocable letters of credit, or cash with instructions to purchase additional Securities. As additional Units are issued by a Trust as a result of the deposit of additional Securities, the aggregate value of the Securities in such Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into a Trust from time to time following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as closely as practicable, the proportionate relationship among each Security in the related stock index. Thus, although additional Units will be issued, each Unit will continue to represent approximately the same weighting of the then current components of the related stock index. Precise duplication of the relationship among the Securities in a Trust may not be achieved because it may be economically impracticable as a result of certain economic factors or procedural policies of a Trust. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because each Trust will pay the associated brokerage fees. To minimize this effect, each Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible. See "COMPOSITION OF TRUSTS" below.

  The Sponsor may realize a profit (or sustain a loss) as of the opening of business on the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities and the cost of such Securities to the Trust, which is based on the evaluation of the Securities as of the opening of business on the Initial Date of Deposit. (See "Schedule of Investments" in Part A of the Prospectus.) The Sponsor may also be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate value of the underlying Securities of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to Nuveen, if applicable.

Composition of Trusts

  Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain securities deposited in the Trust to create additional Units or in substitution for Securities not delivered to a Trust.) To assist the Sponsor in selecting Securities for the Trusts, the Sponsor may use its own resources to pay outside research service providers.

  The Nasdaq 100 Index Portfolio contains common stocks issued by substantially all of the companies which comprise the Nasdaq 100 Index. The S&P 500 Index Portfolio contains common stocks issued by substantially all of the companies which comprise the S&P 500 Index. As used herein, the term "Securities" means the common stocks (including contracts for the purchase thereof) initially deposited in each Trust and described in the related portfolio and any additional common stocks acquired and held by each Trust pursuant to the provisions of the Indenture.

  On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trusts.
This initial deposit into each Trust consisted of at least    shares of each of
the stocks which comprise the related stock index. During the Initial Adjustment Period, the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the related stock index. The Sponsor anticipates that within the Initial Adjustment Period, each Trust will comprise the stocks in the related stock index in substantially the same weightings as in such index. In connection with any deposit of Securities, purchase and sale transactions will be effected in accordance with computer program output showing which Securities are under- or over-represented in each Trust portfolio. Neither the Sponsor nor the Trustee will exercise any investment discretion in connection with such transactions. Precise duplication of the relationship among the Securities in the related stock index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the Trusts, but correlation between the performance of the related stock index and each Trust portfolio is expected to be between .97 and .99.

  By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the related stock index, each Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by such index over the terms of such Trust. Due to various factors discussed below, there can be no assurance that this objective will be met. An investment in Units of a Trust should be made with an understanding that each Trust includes payments of sales charges, fees and expenses which may not be considered in public statements of the total return of the related stock index.

  Subsequent to the Initial Date of Deposit, the Sponsor may deposit additional Securities in a Trust, contracts to purchase additional Securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted Securities or cash (including a letter of credit) with instructions to purchase additional Securities, maintaining, as closely as practicable the same proportionate relationship among the Securities in the portfolio as reflected in the related stock index. Thus, although additional Units will be issued, each Unit of a Trust will continue to represent approximately a weighting of the then current components of the related stock index at any such deposit. Precise duplication of the relationship among the Securities in a Trust may not be achieved because if may be economically impracticable as a result of certain economic factors and procedural policies of a Trust such as
(1) price movements of the various Securities will not duplicate one another,
(2) the Sponsor's current intention is to purchase shares of the Securities in round lot quantities only, (3) reinvestment of excess proceeds not needed to meet redemptions of Units may not be sufficient to acquire equal round lots of all of the Securities in a Trust and (4) reinvestment of proceeds received from Securities which are no longer components of the related stock index might not result in the purchase of an equal number of shares in any replacement Security. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because each Trust will pay the associated brokerage fees. To minimize this effect, each Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

  Each Trust consists of (a) the Securities listed under the related portfolio as may continue to be held from time to time in such Trust (b) any additional Securities acquired and held by such Trust pursuant to the provisions of the Indenture and (c) any cash held in the Income and Capital Accounts of such Trust. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initial deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

  On the Initial date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in each Trust. For the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units of each Trust set forth under "Essential Information."

  Litigation. Except as provided in Part A of the Prospectus, to the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in any Trust. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

  Unitholders will be unable to dispose of any of the Securities in a Trust and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

  The value of the Securities will fluctuate over the life of a Trust and may be more or less than the value at the time they were deposited in such Trust. The Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these Securities, including the impact of the Sponsor's purchase and sale of Securities (especially during the primary offering period of Units of a Trust) and other factors.

  Whether or not the Securities are listed on a securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent. There can be no assurance that a Trust will achieve its investment objectives.

  Year 2000 Problem. Like other investment companies, financial and business organizations and individuals around the world a Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to such Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by a Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to a Trust.

  The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the Securities contained in a Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in a Trust.

  Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

The Portfolios

  Each Trust portfolio will consist of as many of the Nasdaq 100 or S&P 500 Index stocks as is feasible in order to achieve the respective Trust's goal of attempting to provide investment results that duplicate substantially the total return of the Nasdaq 100 or S&P 500 Index. Following the Initial Adjustment Period, each Trust is expected to be invested in no less than 95% of the stocks comprising the related index. Although it may be impracticable for a Trust to own certain of such stocks at any time, the Sponsor expects to maintain a correlation between the performance of each Trust portfolio and that of the related index of between .97 and .99. Adjustments to a Trust portfolio will be made on an ongoing basis in accordance with the computer program output to match the weightings of the Securities as closely as is feasible with their weightings in the related index as such Trust invests in new Securities in connection with the creation of additional Units, as companies are dropped from or added to such index or as Securities are sold to meet redemptions. These adjustments will be made on the business day following the relevant transaction in accordance with computer program output showing which of the Securities are under- or over-represented in a Trust portfolio. Adjustments may also be made from time to time to maintain the appropriate correlation between a Trust and the related index. The proceeds from any sale will be invested in those Securities which the computer program indicates are most under-represented in the related portfolio. See "Investment Supervision."

  Due to changes in the composition of the Nasdaq 100 Index and the S&P 500 Index, adjustments to a Trust portfolio may be made from time to time. It is anticipated that most of such changes in the Nasdaq 100 Index and the S&P 500 Index will occur as a result of merger or acquisition activity. In such cases, a Trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The Trustee is not permitted to accept any such offers until such time as the issuer has been removed from the related index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that the Trusts will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented Securities as determined by the computer program output. Any securities received as consideration which are not included in the related index will be sold as soon as practicable and will also be reinvested in the most under-represented Securities as determined by the computer program output.

  In attempting to duplicate the proportionate relationships represented by each index, the Sponsor does not anticipate purchasing or selling stock in quantities of less than round lots (100 shares). In addition, certain Securi-ties may not be available in the quantities specified by the computer program. For these reasons, among others, precise duplication of the proportionate rela-tionships in the related index may not be possible but will continue to be the goal of each Trust in connection with acquisitions or dispositions of Securi-ties. See "INVESTMENT SUPERVISION." As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust portfo-lio and will vote such stocks in accordance with the instructions of the Spon-sor.

  Investors should note that the Trusts are not sponsored, endorsed or promoted by or affiliated with either The Nasdaq Stock Market, Inc. or Standard & Poor's and The Nasdaq Stock Market, Inc. and Standard & Poor's make no representation, express or implied, to the Trusts or Unitholders regarding the advisability of investing in an index investment or unit investment trusts generally or in the Trusts specifically or the ability of the indexes to track general stock market performance.

The NASDAQ 100 Index

  The Nasdaq 100 Index represents the largest and most active non-financial do-mestic and international issues listed on The Nasdaq Stock Market. Annual ad-justments were first implemented in 1993 when Nasdaq 100 Index options began trading on the Chicago Board Options Exchange under the symbol "NDX." In April 1996, Nasdaq 100 futures and options on futures began trading on the Chicago Mercantile Exchange under the ticker "ND."

  All securities in the index are among the top 150 eligible securities based on closing prices as of October 30, 1998 and the available total shares out-standing as of December 1, 1998. Nasdaq 100 issues ranked 101 through 150 in market value will be replaced by larger eligible securities unless the security was in the top 100 eligible securities during the previous year's ranking. Eli-gibility criteria for the index includes a minimum average daily trading volume of 100,000 shares. Generally, companies also must have seasoned on Nasdaq or another major exchange, which means they have been listed for a minimum of two years. If the security is a foreign security, the company must have a world wide market value of a least $10 billion, a U.S. market value of at least $4 billion, and average trading volume of at least 200,000 shares per day. In ad-dition, foreign securities must be eligible for listed-options trading.

  The Nasdaq 100 Index is calculated based upon a modified capitalization weighted methodology. To accomplish this, Nasdaq reviews the composition of the Nasdaq 100 Index on a quarterly basis, and adjusts the weightings of index com-ponents using a proprietary algorithm whenever: (1) Any individual component securities represents more than 24 percent of the total market value of the In-dex; and/or (2) The combined weight of all securities having individual weightings of at least 4.5 percent exceeds 48 percent of the total market value of the index. Once the index has been initially adjusted, it will be subse-quently readjusted only if the index weights exceed the 24 percent and/or 48 percent thresholds.

  The precise post-diversification weightings of component securities in the index was determined based upon closing prices on December 10. The aggregate weight of the five largest stocks in the index, will be scaled down to 40 per-cent. Weightings of all index securities are reset by reducing or enlarging such weights toward 1.0 percent, the average weight. The value of the adjusted index will continue to be disseminated under the current symbol NDX.

  The Nasdaq 100 Index, launched in January 1985, has risen more than 24 per-cent from January 1, 1998, through November 30, 1998, although past performance is not necessarily indicative of future performance. The Nasdaq-Amex Market Group, which operates The Nasdaq Stock Market is a subsidiary of the National Association of Securities Dealers, Inc. (NASD(R)), the largest securities-in-dustry, self-regulatory organization in the United States.

  The Nasdaq Stock Market lists nearly 5,400 companies and trades more shares per day than any other major U.S. market. Since making its debut as the world's first electronic stock market, Nasdaq has been at the forefront of innovation, using technology to bring millions of investors together with the world's lead-ing companies. It is among the world's best regulated stock markets, employing the industry's most sophisticated surveillance systems and regulatory specialists to protect investors and provide a fair and competitive trading environment.

  The table below illustrates the characteristics of the average company included in the Nasdaq-100 Index as of December 31, 1998. It is important to note that, unless provided otherwise, the data included in the table encompasses average data, not the total data of all companies in the Nasdaq-100 Index and is not intended to describe or predict the financial data, returns or characteristics of any company included or to be included in the Nasdaq-100 Index.

Financial Characteristics (millions)
------------------------------------
Total Assets.................. $
Shareholders' Equity.......... $
Total Revenues................ $
Net Income.................... $
Shares Outstanding............
Market Value of Shares
 Outstanding.................. $
P/E Ratio for Total Indexa,b..

Trading Characteristics (averages)
----------------------------------
Share Price................. $
Number of Market Makers.....

----------
a Total market value divided by total earnings b These figures represent total data for all index companies.

  The following table depicts the Year-End Index Value for the Nasdaq 100 Index from inception (February 1, 1985) through December 31, 1998. The formula used in calculating the Nasdaq 100 Index Level is described below. The table uses data that is adjusted to reflect that the Nasdaq 100 Index level was halved on January 3, 1994, and does not reflect reinvestment of dividends. Investors should note that the figures below represent past performance of the Nasdaq 100 Index and not the future performance of the Nasdaq 100 Index or the Nasdaq 100 Index Portfolio (which includes certain fees and expenses). Past performance is, of course, no guarantee of future results.

                                                               Year-    Annual
                                                                End     Return
                                                               Index  (excluding
Year                                                           Value  dividends)
----                                                           ------ ----------
February 1, 1985.............................................. 125.00      --
1985.......................................................... 132.30     5.84%
1986.......................................................... 141.41     6.89%
1987.......................................................... 156.25    10.50%
1988.......................................................... 177.41    13.54%
1989.......................................................... 223.84    26.17%
1990.......................................................... 200.53   (10.41)%
1991.......................................................... 330.86    64.99%
1992.......................................................... 360.19     8.86%
1993.......................................................... 398.28    10.58%
1994.......................................................... 404.27     1.50%
1995.......................................................... 576.23    42.54%
1996.......................................................... 821.36    42.54%
1997.......................................................... 990.80    20.63%
1998..........................................................                %
Total Return Since Inception..................................                %

  Because the Nasdaq 100 Index Portfolio is sold to the public at net asset value plus the applicable sales charge, and the expenses of the Trust are deducted before making distributions to Unitholders, investment in the Trust would have resulted in investment performance to Unitholders somewhat reduced from that reflected in the above table.

NASDAQ 100(R) Index Licensing Agreement

  The Sponsor has entered into a license agreement with The Nasdaq Stock Market, Inc. (the "License Agreement"), under which the Nasdaq 100 Index Portfolio (through the Sponsor) is granted licenses to use the trademark and tradenames "Nasdaq," "Nasdaq 100," and "Nasdaq 100 Index" solely in materials relating to the creation and issuance, marketing and promotion of the Trust and in accordance with any applicable federal and state securities law to indicate the source of the Nasdaq 100 Index as a basis for determining the composition of the Trust's portfolio. As consideration for the grant of the license, the Trust will pay to The Nasdaq Stock Market, Inc. an annual fee equal to that amount described under "Trust Summary and Financial Highlights" in Part A of this Prospectus. If the Nasdaq 100 Index ceases to be compiled or made available or the anticipated correlation between the Trust and the Nasdaq 100 Index is not maintained, the Sponsor may direct that the Trust continue to be operated using the Nasdaq 100 Index as it existed on the last date on which it was available or may direct that the Indenture be terminated.

  Neither the Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the Nasdaq 100 Index, except as specifically described herein or as may be specified in the Trust Agreement.

  The Trust is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Trust or Units of the Trust. The Corporations make no representation or warranty, express or implied to the owners of Units of the Trust or any member of the public regarding the advisability of investing in securities generally or in Units of the Trust particularly or the ability of the Nasdaq 100 Index to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") and the Trust is in the licensing of certain trademarks, service marks, and trade names of the Corporations and the use of the Nasdaq 100 Index which is determined, composed and calculated by Nasdaq without regard to the Licensee, the Trust or Unitholders of the Trust. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in determining, composing or calculating the Nasdaq 100 Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Units of the Trust to be issued or in the determination or calculation of the equation by which the Units of the Trust are to be converted into cash. The Corporations have no liability in connection with the administration or operations of the Trust, marketing or trading of Units of the Trust.

  THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ 100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF UNITS OF THE NASDAQ 100 TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The S&P 500 Index

  The S&P 500 Index is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange. This well-known index, originally consisting of 233 stocks in 1923, was expanded to 500 stocks in 1957 and was restructured in 1976 to a composite consisting of industrial, utility, financial and transportation market sectors. It contains a variety of companies with diverse capitalization, market-value weighted to represent the overall
market. The index represents over   % of U.S. stock market capitalization. The
index is often used as a benchmark of general market activity and is currently one of the U.S. Commerce Department's leading economic indicators. As of

    , the S&P 500 Index was comprised of the following industry sectors:
Industrials (    %), Utilities (    %), Financials (    %) and Transportation
(    %). As of                 , the companies in the S&P 500 index were listed
on the following stock exchanges in the amounts indicated: New York Stock Ex-
change-    companies (  %), Nasdaq Stock Market-   companies (  %) and American
Stock Exchange-    companies (  %). Additionally, the S&P 500 Index represents
approximately   % of the aggregate market value of common stocks traded on the
New York Stock Exchange. At present, the mean market capitalization of the com-
panies in the S&P 500 Index is approximately $     billion. As of
    , the S&P 500 Index had a total market value of $      trillion.

  The following table depicts the Year-End Index Value for the S&P 500 Index for the period shown. Investors should note that the table represents past performance of the S&P 500 Index and not the past or future performance of the S&P 500 Trust (which includes certain fees and expenses). Past performance is, of course, no guarantee of future results. Stock prices fluctuated widely during the period and were higher at the end than at the beginning. The results shown should not be considered as a representation of the income yield or capital gain or loss which may be generated by the S&P 500 Index in the future.

                                                                     Year-End
                                                                    Index Value
                                     Year-End   Change in  Average   Dividends
                         Year-End   Index Value   Index     Yield   Reinvested
Year                   Index Value*  1960=100   For Year  For Year* 1960=100**
----                   ------------ ----------- --------- --------- -----------
1960..................     58.11      100.00        -- %    3.47%      100.00
1961..................     71.55      123.13      23.13     2.98       126.79
1962..................     63.10      108.59     -11.81     3.37       115.71
1963..................     75.02      129.10      18.89     3.17       141.93
1964..................     84.75      145.84      12.97     3.01       165.09
1965..................     92.43      159.06       9.06     3.00       185.48
1966..................     80.33      138.24     -13.09     3.40       165.11
1967..................     96.47      166.01      20.09     3.20       204.54
1968..................    103.86      178.73       7.66     3.07       227.00
1969..................     92.06      158.42     -11.36     3.24       207.89
1970..................     92.15      158.58       0.10     3.83       216.06
1971..................    102.09      110.79      10.79     3.33       247.52
1972..................    118.05      128.11      15.63     3.09       294.30
1973..................     97.55      105.86     -17.37     2.86       250.83
1974..................     68.56       74.40     -29.72     3.69       184.64
1975..................     90.19       97.87      31.55     5.37       253.25
1976..................    107.46      116.61      19.15     4.49       312.94
1977..................     95.10      103.20     -11.50     4.35       289.72
1978..................     96.11      104.30       1.06     5.33       308.20
1979..................    107.94      117.14      12.31     5.88       364.29
1980..................    135.76      147.33      25.77     5.74       481.86
1981..................    122.55      132.99      -9.73%    4.88%      457.72
1982..................    140.64      152.62      14.76     5.61       555.84
1983..................    164.93      178.98      17.27     5.04       680.24
1984..................    167.24      181.49       1.40     4.49       721.73
1985..................    211.28      229.28      26.33     4.72       949.59
1986..................    242.17      262.80      14.62     3.92     1,125.83
1987..................    247.08      278.97       2.03     3.64     1,183.25
1988..................    277.72      301.38      12.40     3.79     1,379.78
1989..................    353.40      383.51      27.25     3.98     1,617.04
1990..................    330.22      358.35      -6.56     3.42     1,760.71
1991..................    417.09      452.62      26.31     3.70     2,297.20
1992..................    435.71      749.79       4.46     2.97     2,472.25

                                                                     Year-End
                                                                    Index Value
                                     Year-End   Change in  Average   Dividends
                         Year-End   Index Value   Index     Yield   Reinvested
Year                   Index Value*  1960=100   For Year  For Year* 1960=100**
----                   ------------ ----------- --------- --------- -----------
1993..................    466.45       802.70      7.06     2.78     2,721.45
1994..................    459.27       790.53     -1.54     2.42     2,757.25
1995..................    615.93     1,060.18     34.11     2.24     3,780.58
1996..................    740.74     1,274.97     20.26     1.90     4,632.91
1997..................
1998..................

----------

* Source: Standard & Poor's. The Year-End Index Value for 1959 was $59.89. Yields are obtained by dividing the aggregate cash dividends by the aggregate market value of the stocks in the index at the beginning of the period, assuming no reinvestment of dividends.

** Assumes that cash distributions on the securities which comprise the S&P
   500 Index are treated as reinvested in the S&P 500 Index as of the end of each month following the payment of the dividend. Because the S&P 500 Index Portfolio is sold to the public at net asset value plus the applicable sales charge and the expenses of such Trust are deducted before making distributions to Unitholders, investment in such Trust would have resulted in investment performance to Unitholders somewhat reduced from that reflected in the above table. In addition certain Unitholders may not elect to purchase additional Units pursuant to the S&P 500 Index Portfolio's reinvestment plan, and to that extent cash distributions representing dividends on the index stocks may not be reinvested in other index stocks.

  The weightings of stocks in the S&P 500 Index are primarily based on each stock's relative total market value; that is, its market price per share times the number of shares outstanding. The S&P 500 Index currently represents over 70% of the total market capitalization of stocks traded in the United States. Stocks are generally selected for the portfolio in the order of their weightings in the S&P 500 Index, beginning with the heaviest-weighted stocks. It is anticipated that at the end of the Initial Adjustment Period, the percentage of the S&P 500 Index Portfolio's assets invested in each stock will be approximately the same as the percentage it represents in the S&P 500 Index.

  The S&P 500 Index Portfolio has entered into a license agreement with Standard & Poor's (the "License Agreement"), under which such Trust is granted licenses to use the trademark and tradename "S&P 500" and other trademarks and tradenames, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of such Trust's portfolio. As consideration for the grant of the license, the S&P 500 Index Portfolio will pay to Standard & Poor's an annual fee equal to .05% of the average net asset value of such Trust (or, if greater, $15,000). The License Agreement permits the S&P 500 Index Portfolio to substitute another index for the S&P 500 Index in the event that Standard & Poor's ceases to compile and publish that index. In addition, if the index ceases to be compiled or made available or the anticipated correlation between the S&P 500 Index Portfolio and the index is not maintained, the Sponsor may direct that such Trust continue to be operated using the S&P 500 Index as it existed on the last date on which it was available or may direct that the Indenture be terminated.

  Neither the S&P 500 Index Portfolio nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the S&P 500 Index, except as specifically described herein or as may be specified in the Trust Agreement.

  The S&P 500 Index Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of such Trust or any member of the public regarding the advisability of investing in securities generally or in such Trust particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the S&P 500 Index Portfolio. S&P has no obligation to take the needs of the Licensee or the owners of the S&P 500 Index Portfolio into consideration in determining, composing or calculating the S&P 500 Index.

S&P is not responsible for and has not participated in the determination of the prices and amount of the S&P 500 Index Portfolio or the timing of the issuance or sale of such Trust or in the determination or calculation of the equation by which such Trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the S&P 500 Index Portfolio.

  S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by the Sponsor, the S&P 500 Index Portfolio, any person or any entity from the use of the S&P 500 Index or any data included therin. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to the S&P 500 Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use for certain purposes by John Nuveen & Co. Incorporated. The S&P 500 Index Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Index Portfolio.

Public Offering Price

  The Public Offering Price of the Units is based on the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust. If Units are purchased after the date specified in "Investing in the Portfolios--Sales Charges" in Part A of the Prospectus, the Public Offering Price includes an initial sales charge equal to the difference between the maximum sales charge (as set forth in Part A of the Prospectus) per Unit and the maximum remaining deferred sales charge (as set forth in Part A of the Prospectus) and is rounded to the nearest cent. In addition, a portion of the Public Offering Price during the initial offering period also consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses. The organizational and offering costs will be deducted from the assets of a Trust as of the close of the initial offering period. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. Commencing on those dates set forth under "Investing in the Trust--Sales Charges" in Part A of this Prospectus, a deferred sales charge in an amount described in Part A of the Prospectus will be assessed per Unit per applicable month. The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The total maximum sales charge assessed to Unitholders on a per Unit basis will be the amount set forth in "Investing in the Portfolios--Sales Charges" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

  The sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Nuveen unit investment trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggregate purchases (excluding purchases which are subject only to a deferred sales charge) as expressed in the letter of intent. For purposes of letter of intent calculations units of equity products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

  For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the aggregate value of each Security in the Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities) a sales charge as set forth in Part A of this Prospectus. See "UNIT VALUE AND EVALUATION."

  Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust during the primary offering period of the Trust.

  At all times while Units are being offered for sale, the Trustee will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal ("Evaluation Time"). Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

  The graduated sales charges set forth in the table provided in Part A of this Prospectus will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Trust will be aggregated with concurrent purchases of any other Nuveen unit investment trust or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory

Corp. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined above). No dealer concessions will be paid for such purchases.

  Unitholders of other unit investment trusts having a similar strategy as the Trust may utilize their termination proceeds to purchase Units of the Trust with the sales charge applicable for "Rollovers" as provided in Part A of the Prospectus. The dealer concession for such purchases will be that applicable to "Rollovers".

  Units may be purchased with the reduced sales charge provided for "Wrap Accounts" under "Sales Charges" in Part A of the Prospectus by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or of vendors who provide services to the Sponsor or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates (collectively, the "Discounted Purchases"). Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

  During the initial offering period, unitholders of any Nuveen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of a Trust with the sales charge applicable for "Rollovers" as provided in Part A of the Prospectus.

  Whether or not Units are being offered for sale, the Trustee will determine or cause to be determined the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

Market for Units

  During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the aggregate underlying value of the Securities in such Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities). Afterward, although it is not obligated to do so, the Sponsor may maintain a secondary market for Units of each Trust at its own expense and continuously offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the initial offering period, the price at which the Sponsor expects to repurchase Units (the "Sponsor's Repurchase Price") includes estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price will not include such estimated organizational and offering costs. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. Unitholders who wish to dispose of their Units should inquire of the Trustee or their broker as to the current Redemption Price. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will generally purchase Units from the broker or dealer at the Redemption Price (as defined in "REDEMPTION") and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

  In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

  Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

Evaluation of Securities at the Initial Date of Deposit

  The prices at which the Securities deposited in the Trusts would have been offered to the public on the business day prior to the Initial Date of Deposit were determined by the Trustee.

  The amount by which the Trustee's determination of the aggregate value of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was profit or loss to the Sponsor. (See Part A of this Prospectus.) The Sponsor also may realize further profit or sustain further loss as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

Tax Status

  Each Trust has elected and intends to qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If a Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to Federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent a Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Trusts intend to timely distribute their taxable income (including any net capital gain), it is anticipated that the Trusts will not be subject to Federal income tax or the excise tax.

  Distributions to Unitholders of a Trust's income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary income to Unitholders, except that to the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below. Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December, payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by a Trust (and received by the Unitholders) on December 31 of the year such distributions are declared.

  Distributions of a Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is generally subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Note that if a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.

  The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

  In addition, it should be noted that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

  Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. In any case the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge.

  Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Trust distributions may qualify for the 70% dividends-received deduction, subject to the limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by a Trust from United States corporations (other than real estate investment trusts) and is designated by a Trust as being eligible for such deduction. To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends-received deduction with respect to its pro rata portion of such dividends, since the dividends-received deduction is generally available only with respect to dividends paid by domestic corporations. Each Trust will provide each Unitholder with information annually concerning what part of the Trust's distributions are eligible for the dividends received deduction.

  Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units of a Trust are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units of a Trust are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from the Trust.

  Distributions reinvested into additional Units of a Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

  Under certain circumstances a Unitholder may be able to request an in kind distribution upon termination of the Trust. See "Redemption." Unitholders electing an in kind distribution of shares of Securities should be aware that the exchange is subject to taxation and Unitholders will recognize gain or loss based on the value of the Securities received. Investors electing an in kind distribution should consult their own tax advisers with regard to such transaction.

  The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.

  A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from a Trust which constitute dividends for Federal income tax purposes (other than dividends which a Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from a Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met: (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisors with respect to United States tax consequences of ownership of Units. Units in a Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their tax advisors in this regard.

  The foregoing discussion relates only to the federal income tax status of the Trusts and to the tax treatment of distributions by a Trust to United States Unitholders.

  Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

Retirement Plans

  Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

Trust Operating Expenses

  No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor and/or its affiliates do, however, receive an annual fee as set forth in "Expense Information" in Part A of the Prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trusts (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the Sponsor may purchase research from a variety of sources, which may include dealers of the Trust. If so provided in Part A of the Prospectus, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for a Trust (the "Bookkeeping and Administration Fee"). Such services include, but are not limited to, the preparation of comprehensive tax statements and providing account information to the Unitholders. If so provided in Part A of the Prospectus, the Evaluator may also receive an annual fee for performing evaluation services for the Trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the Prospectus, a Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks and trade names and/or for the use of databases and research. Estimated annual Trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses do not include the brokerage commissions payable by the Trust in purchasing and selling Securities.

  The Trustee receives for ordinary recurring services an annual fee for each Trust as set forth in "Expense Information" appearing in Part A of this Prospectus. The Trustee's Fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administration Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which John Nuveen & Co. Incorporated is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Trustee has the use of funds, if any, being held in the Income and Capital Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

  The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses, including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The expenses are paid monthly and the Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Income and Capital Accounts.

  Unless the Sponsor determines that an audit is not required, the Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

Investment Supervision

  The Trusts are unit investment trusts and are not "actively managed" funds. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolios of the Trusts, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

  As a general rule, the only purchases and sales that will be made with respect to a Trust's portfolio will be those necessary to maintain, to the extent feasible, a portfolio which reflects the current components of the stock index, taking into consideration redemptions, sales of additional Units and the other adjustments referred to elsewhere in this prospectus. See "THE PORTFOLIOS." Such purchases and sales will be made in accordance with the computer program utilized to maintain the related portfolio, the Indenture and procedures to be specified by the Sponsor. The Sponsor may direct the Trustee to dispose of Securities and either to acquire other Securities through the use of the proceeds of such disposition in order to make changes in a portfolio or to distribute the proceeds of such disposition to Unitholders (i) as necessary to reflect any additions to or deletions from the stock index, (ii) as may be necessary to establish a closer correlation between the Trust portfolio and the stock index or (iii) as may be required for purposes of distributing to Unitholders, when required, their pro rata share of any net realized capital gains or as the Sponsor may otherwise determine. As a policy matter, the Sponsor currently intends to direct the Trustee to acquire round lots of shares of the Securities rather than odd lot amounts. Any funds not used to acquire round lots will be held for future purchases of shares, for redemptions of Units or for distributions to Unitholders. In the event the Trustee receives any securities or other properties relating to the Securities (other than normal dividends) acquired in exchange for Securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the Trustee is directed to sell such securities or other property and reinvest the proceeds in shares of the Security for which such securities or other property relates, or if such Security is thereafter removed from the stock index, in any new security which is added as a component of such index. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue
Code, and as may be needed from time to time to avoid the imposition of any excise tax on the Trust as a regulated investment company.

  Proceeds from the sale of Securities (or any securities or other property received by a Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as provided herein, the acquisition by a Trust of any securities other than the Securities is prohibited. The Trustee may sell Securities, designated by the Sponsor, from a Trust for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute a Trust's portfolio transactions.

Distributions to Unitholders

  The Trustee will distribute any net income received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Date. See "Distributions" in Part A of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses will be distributed on the last day of each month if the amount available for distribution equals at least $1.00 per 100 Units ("Capital Distribution Dates") to Unitholders of record on the fifteenth day of each applicable month ("Capital Record Dates"). The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). A Unitholder's pro rata portion of the Capital Account, less expenses, will be distributed as part of the final liquidation distribution.

  It is anticipated that the deferred sales charge will be collected from the Capital Account of the Trusts and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying a Unitholder's deferred sales charge obligations.

  Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances, the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

  Within a reasonable time after a Trust is terminated, each Unitholder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Securities, unless he or she elects an In-Kind Distribution as described under "REDEMPTION" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

  The Trustee will credit to the Income Account of a Trust any dividends received on the Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

  The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

  Distribution Reinvestment. Any Unitholder may elect to have each distribu-tion of income on his Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in addi-tional Units of such Trust. Each person who purchases Units of a Trust may elect to participate in the reinvestment option by notifying the Trustee in writing of their election. Reinvestment may not be available in all states. So long as the election is received by the Trustee at least 10 days prior to the Record Date for a given distribution, each subsequent distribution of income and/or capital, as selected by the Unitholder, will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to reinvest-ment. It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

Accumulation Plan

  The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest income and capital distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

  Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and income or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effective as of the next Record Date occurring at least 10 days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

Reports to Unitholders

  The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of income, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust that provides (1) a summary of transactions in the Trust for such year; (2) any Security sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

  In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust.

Unit Value and Evaluation

  The value of the Trust is determined by the Trustee on the basis of (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of the Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; and (4) all other assets of the Trust; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges and amounts due the Sponsor or Trustee for indemnification or extraordinary expenses payable out of such Trust for which no deductions had been made for the purpose of additions to the Reserve Account; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including, but not limited to, unpaid fees and expenses of the Trustee (including legal fees) and the Sponsor; (4) amounts representing unpaid organizational and offering costs; (5) cash held for distribution to Unitholders of record of the Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and (6) other liabilities incurred by the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof and rounded to the nearest cent to determine the per Unit value ("Unit Value") of such Trust. The Trustee may determine the aggregate value of the Securities in the Trust in the following manner: if the Securities are listed on a securities exchange or The NASDAQ Stock Market ("listed Securities"), this evaluation is generally based on the closing sale price on that exchange or that system (if a listed Security is listed on the New York Stock Exchange ("NYSE") the closing sale price on the NYSE shall apply) or, if there is no closing sale price on that exchange or system, at the closing bid prices (ask prices for primary market purchases). If the Securities are not so listed, the evaluation shall generally be based on the current bid prices (ask prices for primary market purchases) on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for valuation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

  With respect to any Security not listed on a national exchange or The NASDAQ Stock Market, or, with respect to a Security so listed but the Trustee deems the last reported sale price on the relevant exchange to be inappropriate as a basis for valuation, upon the Trustee's request, the Sponsor shall, from time to time, designate one or more evaluation services or other sources of information on which the Trustee shall be authorized conclusively to rely in evaluating such Security, and the Trustee shall have no liability for any errors in the information so received. The cost thereof shall be an expense reimbursable to the Trustee from the Income and Capital Accounts.

Distributions of Units to the Public

  Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

  Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for Education IRA purchases), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

  The Sponsor plans to allow a discount to brokers and dealers in connection with the distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus.

  The Sponsor may maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS."

  The Sponsor reserves the right to change the amount of the dealer concessions set forth in Part A of this Prospectus from time to time.

  For Units purchased during the initial offering period by Unitholders who utilize redemption or termination proceeds from other Nuveen-sponsored unit investment trusts and receive the sales charge applicable for "Rollovers" as described in Part A of the Prospectus, dealers are entitled to receive the concession applicable for "Rollovers" as provided in Part A of the Prospectus.

  Volume incentives can be earned as a marketing allowance by Eligible Dealer Firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5/SM/ Portfolios and Nuveen--The Dow 10/SM/ Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible Dealer Firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2)
providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible Dealer Firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

    Total dollar amount sold
     over Measuring Period                            Volume Incentive
   --------------------------                 --------------------------------
   $ 5,000,000 to $ 9,999,999                 0.10% of current quarter sales
   $10,000,000 to $19,999,999                 0.125% of current quarter sales
   $20,000,000 to $49,999,999                 0.1375% of current quarter sales
   $50,000,000 or more                        0.15% of current quarter sales

  Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

  Firms are not entitled to receive any dealer concession for any sales made to investors which qualified as Discounted Purchases (as defined in "PUBLIC OFFERING PRICE") during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

  Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in Part A of the Prospectus under "Dealer Concessions." The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

Ownership and Transfer of Units

  The ownership of Units is evidenced by registered Certificates unless the Unitholder expressly requests that ownership be evidenced by a book entry position recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

  Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholders. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

Replacement of Lost, Stolen or Destroyed Certificates

  To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

Redemption

  Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

  On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter ("Redemption Price"). During the initial offering period, the Redemption Price per Unit includes estimated organizational and offering costs per Unit. After the initial offering period, the Redemption Price will not include such estimated organizational and offering costs. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption. In addition, in the event of the death of a Unitholder within the one-year period prior to redemption, any deferred sales charge remaining at the time of redemption shall be waived. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

  The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

  Any Unitholder tendering 1,000 Units or more for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. In-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below.

  Under regulations issued by the Internal Revenue Service, the Trustee may be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "DISTRIBUTIONS TO UNITHOLDERS." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

  Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account.

  The Trustee is empowered to sell Securities of a Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

  The Redemption Price per Unit during the secondary market will be determined on the basis of the Unit Value of a Trust. After the initial offering period, the Redemption Price will not include estimated organizational and offering costs. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION" for a more detailed discussion of the factors included in determining Unit Value. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

  The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Purchase of Units by the Sponsor

  The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

Information about the Trustee

  The Trustee is The Chase Manhattan Bank. Its address is stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

Limitations on Liabilities of Sponsor and Trustee

  The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

  The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Successor Trustees and Sponsors

  The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

  If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

  If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

Information about the Sponsor

  Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

  A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

  To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

  Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive). Nuveen maintains eight regional offices.

  To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

  In advertising and sales literature, the Sponsor may compare the performance of a given investment strategy or a Trust with that of, or reflect the performance of: (1) the Consumer Price Index; (2) equity mutual funds or mutual fund indexes as reported by various independent services which monitor the performance of mutual funds, or other industry or financial publications such as Barron's, Changing Times, Forbes and Money Magazine; and/or (3) the S&P 500 Index or other unmanaged indices and investment strategies. Advertisements involving these indexes, investments or strategies may reflect performance over different periods of time by means of aggregate, average, year-by-year, or other types of total return and performance figures. Any given performance quotation or performance comparison should not be considered as representative of the performance of the Trusts for any future period. Such advertising may also reflect the standard deviation of the index, investment or strategy returns for any period. This calculation of standard deviation is sometimes referred to as the "Sharpe measure" of return.

Information about the Evaluator

  The Trustee will serve as Evaluator of the Trusts. The Sponsor intends to replace the Trustee as Evaluator during the life of the Trusts.

  The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

  The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Other Information

Amendment of Indenture

  The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended, without the consent of 100% of the Unitholders, to permit the deposit or acquisition of securities either in addition to, or in substitution for any of the Securities initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the creation of additional Units and the limited right of substitution of Replacement Securities, except for the substitution of refunding securities under certain circumstances or except as otherwise provided in this Prospectus. The Trustee shall advise the Unitholders of any amendment requiring the consent of Unitholders, or upon request of the Sponsor, promptly after execution thereof.

Termination of Indenture

  A Trust may be liquidated at any time by an instrument executed by the Sponsor and consented to by 66 2/3% of the Units of the Trust then outstanding. A Trust may also be liquidated by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust as of the conclusion of the primary offering period and may be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor. [A Trust may also be terminated if the applicable index is no longer calculated or available to be utilized by a Trust as the basis for security selection.] The sale of Securities from the Trust upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount of Securities originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond the Mandatory Termination Date set forth under "Essential Information" in Part A of this Prospectus.

  Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of the termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee.

Unitholders not electing a distribution of shares of Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinion

  The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series.

Auditors

  The "Statement of Condition" and "Schedule of Investments" at the Initial Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

Supplemental Information

  Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts. The information supplement is incorporated by reference into the Prospectus.

Defined
                          NUVEEN INDEX PORTFOLIO
Portfolios                    PROSPECTUS -- PART B

                                       , 1999

                              Sponsor       John Nuveen & Co. Incorporated
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Chase Manhattan Bank
                                            4 New York Plaza
                                            New York, NY 10004-2413
                                            Telephone: 800-257-8787


             Legal Counsel to Sponsor       Chapman and Cutler
                                            111 West Monroe Street
                                            Chicago, IL 60603


                          Independent       Arthur Andersen LLP
                   Public Accountants       33 West Monroe Street
                       for the Trusts       Chicago, IL 60603

  This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

  To obtain copies at proscribed rates--
    Write: Public Reference Section of the Commission, 450 Fifth Street NW,
           Washington, DC 20549-6009
    Call:  (800) SEC-0330
    Visit: http://www.sec.gov

  No person is authorized to give any information or representation about the Trusts not contained in Parts A or B of this Prospectus or the Information Sup-plement, and you should not rely on any other information.

  When Units of this Trust are no longer available or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                   NUVEEN UNIT TRUSTS INFORMATION SUPPLEMENT


                                _______ , 1999

                         NUVEEN UNIT TRUSTS, SERIES 33

     The Information Supplement provides additional information concerning the structure and operations of a Nuveen Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at The Chase Manhattan Bank, 4 New York Plaza, New York, NY 10004-2413 (800-257-8787). This Information Supplement has been created to supplement information contained in the Prospectus.

     This Information Supplement is dated _______, 1999. Capitalized terms have been defined in the Prospectus.

                               TABLE OF CONTENTS

Accumulation Plan

Information About the Sponsor

Risk Factors

Accumulation Plan

     The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and capital distributions or capital distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 321-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

     The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

Accumulation Funds

Mutual Funds

Nuveen Flagship Municipal Trust

     Nuveen Municipal Bond Fund
     Nuveen Insured Municipal Bond Fund
     Nuveen Flagship All-American Municipal Bond Fund
     Nuveen Flagship Limited Term Municipal Bond Fund
     Nuveen Flagship Intermediate Municipal Bond Fund

Nuveen Flagship Multistate Trust I

     Nuveen Flagship Arizona Municipal Bond Fund
     Nuveen Flagship Colorado Municipal Bond Fund
     Nuveen Flagship Florida Municipal Bond Fund
     Nuveen Flagship Florida Intermediate Municipal Bond Fund
     Nuveen Maryland Municipal Bond Fund
     Nuveen Flagship New Mexico Municipal Bond Fund

     Nuveen Flagship Pennsylvania Municipal Bond Fund
     Nuveen Flagship Virginia Municipal Bond Fund

Nuveen Flagship Multistate Trust II

     Nuveen California Municipal Bond Fund
     Nuveen California Insured Municipal Bond Fund
     Nuveen Flagship Connecticut Municipal Bond Fund
     Nuveen Massachusetts Municipal Bond Fund
     Nuveen Massachusetts Insured Municipal Bond Fund
     Nuveen Flagship New Jersey Municipal Bond Fund
     Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
     Nuveen Flagship New York Municipal Bond Fund
     Nuveen New York Insured Municipal Bond Fund

Nuveen Flagship Multistate Trust III

     Nuveen Flagship Alabama Municipal Bond Fund
     Nuveen Flagship Georgia Municipal Bond Fund
     Nuveen Flagship Louisiana Municipal Bond Fund
     Nuveen Flagship North Carolina Municipal Bond Fund
     Nuveen Flagship South Carolina Municipal Bond Fund
     Nuveen Flagship Tennessee Municipal Bond Fund

Nuveen Flagship Multistate Trust IV

     Nuveen Flagship Kansas Municipal Bond Fund
     Nuveen Flagship Kentucky Municipal Bond Fund
     Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
     Nuveen Flagship Michigan Municipal Bond Fund
     Nuveen Flagship Missouri Municipal Bond Fund
     Nuveen Flagship Ohio Municipal Bond Fund
     Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Investment Trust

     Nuveen Growth and Income Stock Fund
     Nuveen Balanced Stock and Bond Fund
     Nuveen Balanced Municipal and Stock Fund
     Nuveen European Value Fund

Nuveen Investment Trust II

     Nuveen Rittenhouse Growth Fund

Nuveen Investment Trust III

     Nuveen Income Fund

Money Market Funds

     Nuveen California Tax-Free Money Market Fund
     Nuveen Massachusetts Tax-Free Money Market Fund

     Nuveen New York Tax-Free Money Market Fund
     Nuveen Tax-Free Reserves, Inc.
     Nuveen Tax-Exempt Money Market Fund, Inc.


     Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may elect any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("Business Day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

     The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust dividend distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of capital used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

     Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and dividends or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

                         INFORMATION ABOUT THE SPONSOR

     Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

     A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for consistent, attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

     To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

     The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc. Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Washington Premium Income Municipal Fund, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen

Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $35 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 8 regional offices.

     To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

     The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("Firms") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("Funds"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.


Risk Factors

     An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general conditions of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust(s) have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a Trust may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     Holders of common stock incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

     Foreign Securities Risks. Certain of the Securities in one or more of the Trusts are of foreign issuers, and therefore, an investment in such a Trust involves some investment risks that are different in some respects from an investment in a Trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the Securities included in the Trust, the Sponsor believes that adequate information will be available to allow the Sponsor to provide portfolio surveillance.

     Certain of the Securities in one or more of the Trusts are in ADR or GDR form. ADRs, which evidence American Depositary Receipts and GDRs, which evidence Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Shares and Global Depositary Shares (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member countries of the European Union ("EU")) are scheduled to establish fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro is expected to become the official currency of these eleven countries. As of January 1, 1999, the participating countries will no longer control their own monetary policies by directing independent interest rates for their currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, will be exercised by the new European Central Bank. The conversion of the national currencies of the participating countries to the euro could negatively impact the market rate of the exchange between such currencies (or the newly created euro) and the U.S. dollar. In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the issuers of Securities contained in the Trust.

                       Contents of Registration Statement


A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                Amount

          Reliance Insurance Company
          B 262 6895                                      $26,000,000

B. This Registration Statement comprises the following papers and documents:

                               The facing sheet

                                The Prospectus

                                The signatures


                             Consents of Counsel

                            The following exhibits:

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trust, Series 33 and certain subsequent series (to be supplied by amendment).

1.1(b)  Trust Indenture and Agreement (to be supplied by amendment).

1.2* Copy of Certificate of Incorporation, as amended, of John Nuveen & Co, Incorporated, Depositor.

1.3** Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a), and incorporated herein by reference).

3.1 Opinion of counsel as to legality of securities being registered (to be supplied by amendment).

--------------------
/*/ Incorporated by reference to Form N-8B-2 (File No. 811-1547) filed on behalf of Nuveen Tax-Free Unit Trust, Series 16.

/**/ Incorporated by reference to Form N-8B-2 (File No. 811-2198) on behalf on Nuveen Tax-Free Unit Trust, Series 37.

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to advancement of funds by Trustees (to be supplied by amendment).

4.2   Consent of The Chase Manhattan Bank (to be supplied by amendment).

4.4   Consent of Arthur Andersen LLP (to be supplied by amendment).

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Exhibit E to Form N-8B-2 (File No. 811-08103) filed on March 20, 1997 on behalf of Nuveen Unit Trusts, Series 1 and subsequent Series).


C.    Explanatory Note

      This Registration Statement may contain multiple separate prospectuses. Each propectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement.

D.    Undertakings

     (1) The Information Supplement to the Trust will not include third party financial information.

                                  Signatures
                                  ----------

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 50 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 1st day of February, 1999.

                                        NUVEEN UNIT TRUSTS, SERIES 33
                                                  (Registrant)


                                        By  JOHN NUVEEN & CO. INCORPORATED
                                                  (Depositor)



                                        By /s/   H. William Stabenow
                                           -------------------------------
                                                 Vice President


                                        Attest /s/   Karen L. Healy
                                               ---------------------------
                                                 Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


       Signature                      Title*                       Date
       ---------                      ------                       ----
Timothy R. Schwertfeger    Chairman, Board of Directors   )
                           Chief Executive Officer        )
                           and Director                   )
                                                          )
Anthony T. Dean            President, Chief Operating     )
                           Officer and Director           )
                                                          )  /s/ Larry W. Martin
John P. Amboian            Chief Financial Officer and    )  ------------------
                           Executive Vice President       )   Larry W. Martin
                                                          )  Attorney-in-Fact**
Margaret E. Wilson         Vice President and             )
                           Controller                     )   February 1, 1999
                                                          )
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* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

**The powers of attorney for Messrs. Amboian, Dean and Schwertfeger were filed as Exhibit 6 to Form N-8B-2 (File No. 811-08103) and for Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197).


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                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                      Consent of The Chase Manhattan Bank

The consent of The Chase Manhattan Bank to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

                     Consent of Carter, Ledyard & Milburn

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 3.3 to the Registration Statement.

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